_________________________________

EPSTEIN BECKER & GREEN, P.C.
_____________________________________

ATTORNEYS AT LAW
150 N. MICHIGAN AVENUE
35TH FLOOR
CHICAGO, IL 60601-7553
312.499.1400
FAX: 312.845.1998
E8GLAW.COM
LOLA MIRANDA HALE
TEL: 312.499.1440
FAX: 312.845.1998
LHALE@EBGLAW.COM

November 24, 2008

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Mail Stop 7010
Washington, D.C. 20549

RE:	Z Trim Holdings, Inc. – Schedule 14A filed October 24, 2008 File No.: 1-32134

Dear Mr. Schwall:

    Reference is made to your letter to Steven J. Cohen, President of Z Trim Holdings, Inc. dated November 17, 2008 in which two comments were made regarding the Company's preliminary proxy statement.

Response to Comments

    2. In my telephone conversation with Mr. Madison I pointed out that Item 407(g)(2) of Regulation S-K provides that, for Smaller Reporting Companies, such as the company, the disclosures required by Item 407(e) (5) are not required.

    3. The revised preliminary proxy that is being filed today contains footnotes to the Director Compensation table required by Item 402(r)(iv) of Regulation S-K and noted in your letter. See page 4.

    In addition to the foregoing, the company has added a Proposal 3 relating to an amendment of the Articles of Incorporation of the company in order to effect a reverse stock split.

    The date of the meeting, the record date and the date of mailing also have been revised. The footnotes to the Summary Compensation table were moved to immediately follow the table.

ATLANTA • CHICAGO • DALLAS • HOUSTON • LOS ANGELES • MIAMI

NEWARK • NEW YORK • SAN FRANCISCO • STAMFORD • WASHINGTON, D.C.

H. Roger Schwall
November 24, 2008

In order to facilitate your review we are delivering a marked copy reflecting the changes.

I have been directed by the company to acknowledge on its behalf that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Should you have any questions or require any addition information please immediately contact me 312-499-1440.

Sincerely yours,

/s/ Lola Miranda Hale
Lola Miranda Hale

LMH:pa
Enclosure

cc: Steven J. Cohen